Exhibit 99.2

Santiago, November 4, 2022

GG/242/2022

Mrs

Solange Berstein Jauregui

Chairwoman

Commission for the Financial Market

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Material Event Notice. Placement of Bonds in the local market.

Mrs President,

In accordance with the provisions of article 9 and 10 of Law No. 18,045 on the Securities Market, as provided in Chapter 18-10 of the Updated Compilation of Regulations of the Commission for the Financial Market (“CMF”) and the provisions of 5.1.7 of Section IV of General Rule No. 30 of the CMF, we inform you that, on this date, the settlement and placement of Itaú Corpbanca dematerialized and bearer bonds in the local market, charged to the Line of Bonds registered in the Securities Registry of the CMF, under No. 3/2022.

The specific conditions of placement were as follows:

- Series “DO” Bonds, Code BITADO0622, for a total amount of UF 5,000,000.- (Unidades de Fomento), collecting the sum of CLP $ 158,357,347,550.- with a maturity date of June 9, 2033, at an average placement rate of 3.30%.

Sincerely,

Mauricio Baeza Letelier

General Manager (Acting)

ITAÚ CORPBANCA